FOR IMMEDIATE RELEASE

AutoChina International Leases 3,126 Commercial Vehicles and Opens 31 Store Branches
in the Third Quarter of 2011

Company Announces Establishment of a New Insurance Agency Company

Company Revises Guidance for Year Ending December 31, 2011

Shijiazhuang, Hebei Province, China – November 4, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that the Company leased 3,126 commercial vehicles (primarily Class 8 heavy trucks) in the third quarter of 2011, compared to 2,849 in the third quarter of 2010 as part of the Company’s sales-type leasing program. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 30,000 trucks.

AutoChina also opened 31 new commercial vehicle financing and service centers during the third quarter of 2011, and at September 30, 2011, operated 385 commercial vehicle financing and service centers, compared to 218 at September 30, 2010, and 354 at June 30, 2011. The Company now operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

Company Provides Update on Used Commercial Vehicle Sale-Leaseback Program
In addition to leasing new trucks during the period, AutoChina has continued to expand its sale-leaseback program.  The Company leased a total of 566 trucks in the program during the third quarter, while maintaining its strict credit qualification procedures. This program allows both former and new AutoChina customers to place vehicles they own outright into the Company’s sale-leaseback program. The resulting lease is structured similarly to those that AutoChina provides to customers purchasing new heavy trucks, with each customer having full access to AutoChina’s value-added services, such as diesel, tire, and fuel financing.

Company Establishes a New Insurance Agency Company
AutoChina also announced that it has established its own insurance agency company. The State Administration for Industry & Commerce of the People’s Republic of China recently granted the Company a business license for the establishment and operation of an insurance agency company. This new company required registered capital of 50 million RMB to launch and will allow AutoChina to act as a direct insurance agent across China. The China Insurance Regulatory Commission has authorized the new company to act as a broker for all types of insurance, including commercial vehicle insurance. Although it has not yet begun doing so, AutoChina expects to initially utilize the new company to directly broker commercial vehicle insurance to its commercial vehicle leasing customers sometime in the near future.

AutoChina International Ltd.	Page 2
November 4, 2011

Company Revises Financial and Operating Guidance for 2011
The Company also announced that it is adjusting its financial and operational guidance for the year ending December 31, 2011, due to the normalizing of demand in China’s heavy truck market. The Company is adjusting its revenue guidance to between $575 million and $625 million (from $900 million to $950 million) and its adjusted net income (which excludes any non-cash charges from the Earn-out Share Provision related to the Company’s acquisition of its business in 2009) guidance to between $37 million and $42 million (from $52 million to $57 million).  For the year ended December 31, 2010, the Company had revenues of $622.1 million and adjusted net income (which excludes any non-cash charges from the Earn-out Share Provision related to the Company’s acquisition of its business in 2009) of $37.5 million.

The Company now expects to lease between 10,000 and 12,000 vehicles (from approximately 20,000 vehicles) in 2011, but still expects to operate at least 500 stores by the end of 2011.

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “China’s commercial vehicle market saw extraordinary growth during the past couple of years, driven by the country’s robust economic development and government stimulus efforts. In 2011, China’s economic growth has begun to stabilize, and the national government has made attempts to control inflation. As a result, the short-term impact on the commercial vehicle market in China, particularly the heavy truck market, has been significant. According to China Automotive Review, 591,300 heavy-duty trucks sold in China from January to July 2011, a decrease of 9.6 percent from the prior-year period. ACT Research estimates that China’s heavy-duty market will grow less than 1 percent year over year in 2011. As a result, we have adjusted our financial and operational guidance for 2011 and will continue to monitor the market environment closely.”

Mr. Li concluded, “Despite these near-term headwinds, we remain optimistic about the heavy truck market’s long-term prospects and continue to expect growth in our business. We also continue to seek new means of diversifying our revenue stream. We are excited by the initial success of our sale-leaseback program and will research additional markets where AutoChina’s large store network may provide a tangible advantage.”

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 385 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

AutoChina International Ltd.	Page 3
November 4, 2011

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Adam Prior
Chief Financial Officer	Vice President
(858) 997-0680 / jcwang@autochinaintl.com	(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com